Issued on behalf of Reed Elsevier PLC

Disclosure of Interest in Voting Shares

Pursuant to Part VI of the Companies Act 1985 (as amended) a notification was received on 17 June 2003 from T Rowe Price Associates, Inc. in which they advised that, as at 13 June 2003, T Rowe Price Associates, Inc. and its direct and indirect subsidiaries, no longer have a notifiable interest in the issued share capital of the Company.

June 18, 2003